September 10, 2010

[Via EDGAR]

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:	Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 18, 2010
File No. 001-07964

Dear Mr. Schwall:

Set forth below are our  responses to the comments received from the Staff of the Securities and Exchange Commission (the Staff)  by letter dated August 31, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009.

The Staff’s comments and our responses thereto are as follows.

Proved Oil and Gas Reserves, page 3

1.	We note your response number 1. Identify by footnote the locations comprising “Other International.”

Response:

We propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 by providing a footnote to our disclosure which will include language similar to the following:

"(1) Other International is comprised of Ecuador, North Sea and China.”

Developed and Undeveloped Acreage, page 16

2.	The information in footnote 2 should be more prominently presented.

Response:
We propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 with a disclosure similar to the following, using amounts as of December 31, 2009 as an example:

“Future Acreage Expirations   If production is not established or we take no other action to extend the terms of our leases or concessions, the following acreage will expire:

	Acreage Expirations
	Gross	Net
(thousands of acres)
Year Ended December 31,
2010	687	407
2011	1,400	975
2012	172	121
Total	2,259	1,503

Deepwater Gulf of Mexico, page 7

3.	We note your response number 4, specifically the risk factor disclosure in the Form 10-Q for the period ended March 31, 2010. Clarify what you mean by “economically appropriate.”

Response:

We propose to address this comment in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 by deleting the phrase “economically appropriate” and replacing it with language similar to the following [in italics below]. We also intend to update the disclosure as necessary for events occurring during the remainder of the year ended December 31, 2010:

“In accordance with industry practices, we maintain insurance against many, but not all, potential perils confronting our operations and in coverage amounts and deductible levels that we believe to be economic. Consistent with that profile, our insurance program is structured to provide us financial protection from significant unfavorable losses resulting from damages to, or the loss of, physical assets or loss of human life, liability claims of third parties, and business interruption (loss of production) attributed to certain assets and including such occurrences as well blowouts and resulting oil spills, at a level that balances cost of insurance with our assessment of risk and our ability to achieve a reasonable rate of return on our investments. We maintain insurance at levels that we believe are appropriate and consistent with industry practice and we regularly review our risks of loss and the cost and availability of insurance and revise our insurance program accordingly.

We expect the future availability and cost of insurance to be impacted by the recent Deepwater Horizon incident. Impacts could include: tighter underwriting standards, limitations on scope and amount of coverage, and higher premiums, and will depend, in part, on future changes in laws and regulations regarding exploration and production activities in the Gulf of Mexico, including possible increases in liability caps for claims of damages from oil spills. The insurance market may be unable to provide meaningful coverage enhancements to address any significant increases in liability caps going forward. Therefore we anticipate that less insurance coverage will be available and at a higher cost. Although the root cause, or causes, of the Deepwater Horizon incident are unclear at this time, we believe there is a high likelihood of regulatory and/or legislative changes that will impact operations in the Gulf of Mexico. We will continue to monitor the expected regulatory and legislative response and its impact on the insurance market and our overall risk profile, and adjust our risk and insurance program to provide protection, at a level that we can afford considering the cost of insurance and our desired rates of return, against disruption to our operations and cash flows.”

Internal Controls Over Reserve Estimates, page 14

4.	Expand your disclosure to provide the information contained in your supplemental response number 5.

Response:

Please be advised that our 2010 Short-Term Incentive Plan does not include quantitative targets for proved reserves additions. We propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 with language similar to the following:

“Our internal controls over reserve estimates also include the following:

•	the Audit Committee of our Board of Directors reviews significant reserves changes on an annual basis;

•
each field representing more than 1% of total proved reserves, as well as a rotating group of smaller fields, which combined represent over 80% of our reserves, are audited by Netherland, Sewell & Associates, Inc. (NSAI) on an annual basis; and

•	NSAI is engaged by and has direct access to the Audit Committee.

In addition, our company-wide short-term incentive plan does not include quantitative targets for proved reserves additions.”

Proved Undeveloped Reserves, page 14

5.	We note your response number 12. Provide that information either in this section or under Management’s Discussion and Analysis as it appears to represent a known trend.

Response:

We propose to address this comment in our Proved Undeveloped Reserves (PUDs) disclosures of our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 with language similar to the following, using amounts as of December 31, 2009 as an example:

“We have several significant ongoing development projects which are in various stages of completion. We expect to convert a significant amount of PUDs to proved developed reserves during 2011 and 2012.

In the deepwater Gulf of Mexico we had recorded total PUDs of 20 MMBoe at year end, 92% of which are related to our Galapagos project, which is expected to be producing in 2011.

Internationally, we had recorded total PUDs of 113 MMBoe at year end, 83% of which are in the Alba and Aseng fields.  The Alba field PUDs represent compression reserves that will be recovered from existing wells and will be reclassified to proved developed during the next five years.  The Aseng field PUDs are scheduled to be reclassified to proved developed reserves beginning in 2012.  The remainder is associated with ongoing developments in China, the North Sea and Israel.

The remaining 137 MMBoe of PUDS are located onshore US, primarily in the Wattenberg field where we are projecting reasonable levels of increased activity with projected rig counts in line with past levels of operations.

All international and domestic PUDS are scheduled to be developed within five years.”

Proved Reserves, page 49

6.
We note your response number 14. We also note the statement on page 37 that you expect Tamar to begin production in 2012. We can find no comparable statement for Gunflint. Explain your basis for stating that you expect future reserve additions to come from Tamar and Gunflint when you have not “booked” reserves for either and you do indicate when you anticipate that production will commence for Gunflint.

Response:

We recently received government approval for the development of Tamar and expect to book reserves by December 31, 2010.  We are still committed to the development of Gunflint. However, due to the current moratorium on drilling in the deepwater Gulf of Mexico, we are uncertain as to the specific timing of booking reserves for Gunflint. We propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 with language similar to the following. Similar disclosure was provided in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010:

“We are the operator of the Gunflint development and had planned to drill one or two appraisal wells in 2010. We are also currently reviewing host platform options. If we are able to connect to an existing third-party host, the project could have an accelerated completion schedule as compared with our existing plans, thereby absorbing time lost to a drilling moratorium-related delay of up to a year and meeting the projected schedule for first production in 2015.”

Exhibit 99.2

7.	We note your response number 15 but it is not clear to the staff what constitutes Netherland Sewell’s assumptions. Please advise or revise.

Response:

We have been advised by Netherland, Sewell & Associates, Inc. of the following:

The assumptions include, but are not limited to, the following:

(1)	the information and data provided by us and outlined in the audit letter are accurate and complete;

(2)	the economic parameters set out in the audit letter, including ownership percentages, historical costs of operations and development, and product prices, do not change;

(3)	the properties are developed as set out in the development plans and capital budgets provided by us;

(4)
the sales rates, prices received for the reserves and the costs incurred in developing and producing these reserves are not affected by government policies, government regulations or the uncertainties of supply and demand; and

(5)	the properties continue to be operated and developed in a prudent manner.

NSAI has indicated that it considers the assumptions used by us appropriate for the stated purpose thereof.

The primary economic assumptions are as follows:

(1)
Future gross revenue to our interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10% to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

(2)
Prices used by us and included in the NSAI audit letter are based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil and NGL volumes, the average West Texas Intermediate cash/spot price of $61.18 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.87 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials.  All prices are held constant throughout the lives of the properties.

(3)
Lease and well operating costs used by us are based on our operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Our headquarters general and administrative overhead expenses are included to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant throughout the lives of the properties. Our estimates of capital costs are included as required for workovers, new development wells, and production equipment.  The future capital costs are held constant to the date of expenditure.

(4)
For our reserves estimates, the average adjusted product prices are $52.45 per barrel of oil and NGL and $2.52 per Mcf of gas at December 31, 2010. NSAI's future audit letters will include the average adjusted product prices utilized in the preparation of the reserves.

Again, we have been informed by NSAI that it considers the economic assumptions used by us appropriate for the stated purpose thereof.

In addition, we propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 by requesting that NSAI modify its report to include the assumptions listed above.

We plan to incorporate these modifications into our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 or, in the alternative, in a subsequent future filing such as our Annual Report on Form 10-K for our fiscal year ending December 31, 2010, as discussed above.  Should you have any questions or wish to discuss our responses further, please feel free to contact me, at (281) 872-3100.

Sincerely,

/s/ Kenneth M. Fisher
Kenneth M. Fisher
Senior Vice President and Chief Financial Officer